

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 8, 2015

Edward R. Starrs
Chief Executive Officer
MyECheck, Inc.
2600 E. Bidwell Street, Ste. 190
Folsom, CA 95630

  Re: **MyECheck, Inc.**
     Registration Statement on Form 10
     Filed August 13, 2015
     File No. 000-55296

Dear Mr. Starrs:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Katherine Wray

          Katherine Wray
          Attorney-Advisor
          Office of Information Technologies and
          Services